1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

November 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ada D. Sarmento

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1
Filed August 14, 2020
File No. 333-246315

Dear Ms. Sarmento,

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”). The Company will file a revised registration statement on Form S-1/A through EDGAR.

The Form S-1/A contains revisions to the financial statements that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their phone call on August 20, 2020.

Set forth below is the Company’s responses to the Staff’s oral comments.

Registration Statement on Form S-1

Executive Compensation

Comment 1:	The Staff requested that the Company update all compensation information for the last completed fiscal year based on Rule 407 of Regulation S-K.

Response 1:	The Company updated the entire section on executive and director compensation for the last completed fiscal year ended June 30, 2020.

In addition, the Company made updates to incorporate the recently filed Form 10-K and add the financial statements as of June 30, 2020 as marked in the registration statement.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Sincerely,

/s/ Amy Trombly

Amy Trombly, Esq.